UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, June 9, 2009

Messrs.

BOLSA DE COMERCIO

DE BUENOS AIRES

Present

Re: Empresa Distribuidora y Comercializadora Norte S. A. (EDENOR) (Distribution and Marketing Company of the North S.A.). Relevant Fact.

I have the pleasure of addressing the Bolsa de Comercio de Buenos Aires (“BCBA”) in my capacity as Attorney-in-Fact of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (hereafter, the “Company” or “Edenor) in compliance with current regulations, to inform you that today Edenor has been notified of the approval, by the Province of Buenos Aires by Decree No. 732, of the Amendment to the Framework Agreement executed among the Argentine government, the Province of Buenos Aires and Edenor S.A., Edesur S.A. and Edelap S.A. The Framework Agreement regulates our supply of electricity to low-income areas and shantytowns. The Amendment renews the Framework Agreement approved by Decree No. 617/05 for the 4 year period beginning January 1, 2007.

Sincerely,

Edenor S.A.

María Belén Gabutti

Attorney-in-Fact

Buenos Aires, June 9, 2009

President of the Comisión Nacional de Valores

Mr. Eduardo Hecker

S                    /                  D

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Relevant Fact.

I have the pleasure of addressing you in compliance with the provisions of Chapter XXI of the Rules of the Comisión Nacional de Valores (“CNV”), to inform you that today Edenor S.A. has been notified of the approval, by the Province of Buenos Aires by Decree No. 732, of the Amendment to the Framework Agreement executed among the Argentine government, the Province of Buenos Aires and Edenor S.A., Edesur S.A. and Edelap S.A. The Framework Agreement regulates our supply of electricity to low-income areas and shantytowns. The Amendment renews the Framework Agreement approved by Decree No. 617/05 for the 4 year period beginning January 1, 2007.

Sincerely,

María Belén Gabutti

Edenor S.A.

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: June 11 2009